AB
3/5

[redacted]

13013307

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC
Mail Processing
Section
MAR 01 2013
Washington DC
405

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38553

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2012 (MM/DD/YY) AND ENDING DECEMBER 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BILTMORE INTERNATIONAL CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1090 KING GEORGES POST ROAD - SUITE 203
(No. and Street)

EDISON, (City) NJ (State) 08837 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JAMES RAWDON (732) 791-4000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WOLINETZ, LAFAZAN & COMPANY, P.C.
(Name – *if individual, state last, first, middle name*)

5 NORTH VILLAGE AVENUE, ROCKVILLE CENTRE, NY 11570
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD
3/9/13

OATH OR AFFIRMATION

I, JAMES M. RAWDON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of BILTMORE INTERNATIONAL CORPORATION, as of DECEMBER 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Title Vice President

Notary Public

NOTARY PUBLIC-STATE OF FLORIDA
Edward Kotch
Commission #DD918289
Expires: OCT. 08, 2013
BONDED THRU ATLANTIC BONDING CO., INC.

BILTMORE INTERNATIONAL CORPORATION

REPORT PURSUANT TO RULE 17a-5

DECEMBER 31, 2012

Wolinetz, Lafazan & Company, P.C.
Certified Public Accountants

BILTMORE INTERNATIONAL CORPORATION
Financial Report
December 31, 2012

CONTENTS

Wolinetz, Lafazan & Company, P.C.

Certified Public Accountants

5 North Village Avenue
Rockville Centre
New York 11570
516-536-0770
Fax: 516-536-5753
www.wolafcpa.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder
Biltmore International Corporation

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Biltmore International Corporation ("the Company") as of December 31, 2012, and the related statements of income, changes in subordinated liabilities, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Biltmore International Corporation as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules 1 and 2 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules 1 and 2 is fairly stated in all material respects in relation to the financial statements taken as a whole.

Wolinetz, Lafazan & Company, P.C.
WOLINETZ, LAFAZAN & COMPANY, P.C.

Rockville Centre, New York
February 26, 2013

BILTMORE INTERNATIONAL CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash and cash equivalents		$ 190,032
Receivable from clearing broker		2,294,184
Securities owned – at market value		1,790,461
Property and equipment – net		22,731
Other assets		7,218
Total Assets		$ 4,304,626

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses		$ 85,856
Payable to clearing broker		1,770,104
Securities sold, not yet purchased – at market value		20,357
Total Liabilities		1,876,317
Commitments and Contingencies		
Subordinated borrowings – related party		1,600,000
Stockholders' Equity:		
Common stock, $1 par value; authorized 100,000 shares, issued and outstanding 20,000 shares	$ 20,000	
Additional paid-in capital	450,000	
Retained earnings	358,309	
Total Stockholders' Equity		828,309
Total Liabilities and Stockholders' Equity		$ 4,304,626

The accompanying notes are an integral part of the financial statements.

BILTMORE INTERNATIONAL CORPORATION
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2012

REVENUES:		
Principal transactions, net		$ 3,009,720
Interest		716
Total Revenues		3,010,436
COSTS AND EXPENSES:		
Clearing and execution charges	$ 151,013	
Communication and data processing	369,920	
Compensation -- officer/stockholder	376,000	
Employee compensation and benefits	1,345,500	
Occupancy costs	47,478	
Regulatory fees	10,156	
Interest expense	160,000	
Other operating expenses	175,796	
Total Costs and Expenses		2,635,863
Income before Taxes		374,573
Provision for Taxes		1,525
NET INCOME		$ 373,048

The accompanying notes are an integral part of the financial statements.

BILTMORE INTERNATIONAL CORPORATION
STATEMENT OF CHANGES IN SUBORDINATED LIABILITIES
FOR THE YEAR ENDED DECEMBER 31, 2012

Balance – Beginning of Year	$ 1,600,000
Borrowings	-
Repayments	-
Balance – End of Year	$ 1,600,000

The accompanying notes are an integral part of the financial statements.

BILTMORE INTERNATIONAL CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2012

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance – Beginning of Year	$ 20,000	$ 450,000	$ 185,261	$ 655,261
Net Income	-	-	373,048	373,048
Distributions to Stockholder	-	-	(200,000)	(200,000)
Balance – End of Year	$ 20,000	$ 450,000	$ 358,309	$ 828,309

The accompanying notes are an integral part of the financial statements.

BILTMORE INTERNATIONAL CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

Cash Flows from Operating Activities:		
Net income		$ 373,048
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		16,634
Changes in Operating Assets and Liabilities:		
Receivable from clearing broker	$(158,792)	
Securities owned – at market value	(177,918)	
Other assets	5,343	
Accounts payable and accrued expenses	(54,204)	
Payable to clearing broker	302,275	
Securities sold, not yet purchased – at market value	(143,493)	(226,789)
Net Cash Provided by Operating Activities		162,893
Cash Flows from Investing Activities:		
Capital expenditures		(11,588)
Net Cash (Used) by Investing Activities		(11,588)
Cash Flows from Financing Activities:		
Distributions to Stockholder		(200,000)
Net Cash (Used) by Financing Activities		(200,000)
Decrease in Cash and Cash Equivalents		(48,695)
Cash and Cash Equivalents – Beginning of Year		238,727
Cash and Cash Equivalents – End of Year		$ 190,032
Supplemental Cash Flow Disclosures:		
Cash Paid for Interest		$ 160,000
Cash Paid for Income Taxes		$ 2,025
Supplemental Disclosure of Non-Cash Financing Activities:		
Extension of Subordinated Borrowings		$ 1,600,000

The accompanying notes are an integral part of the financial statements.

NOTE 1 – Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Biltmore International Corporation, (the "Company") is a brokerage firm engaged primarily in securities trading. The Company is registered as a broker-dealer with and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is engaged primarily in market-making and securities trading as principal.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased are stated at fair value and are recorded in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures.* They represent equity securities in which the Company acts as market maker and performs proprietary trading.

Securities sold but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price. A liability is thereby created to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold but not yet purchased may exceed the amount recognized in the statement of operations.

Depreciation

Property and equipment is stated at cost, less accumulated depreciation. Depreciation is computed primarily by the straight-line method over the estimated useful lives of the related assets, which approximate three to seven years.

NOTE 1 – Nature of Business and Summary of Significant Accounting Policies (Continued)

Concentration of Credit Risks

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits.

Income Taxes

The Company, with the consent of its stockholder, has elected to be taxed as an S corporation under the Internal Revenue Code and New Jersey and New York State tax codes. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the accompanying financial statements.

Revenue Recognition

The Company records proprietary and firm trading transactions on a trade date basis. The Company is exposed to risk of loss on these transactions in the event a client or broker fails to meet the terms of their contracts, in which case the Company may have to purchase or sell the positions at prevailing market prices. The Company records client transactions on a trade date basis.

Accounting Standards Codification

In June 2009, the FASB issued Accounting Standards Codification 105, "Generally Accepted Accounting Principles" ("ASC 105"). On July 1, 2009, the FASB completed ASC 105 as the single source of authoritative U.S. generally accepted accounting principles ("GAAP"), superseding all then-existing authoritative accounting and reporting standards, except for rules and interpretive releases for the SEC under authority of federal securities laws, which are sources of authoritative GAAP for Securities and Exchange Commission registrants. ASC 105 reorganizes the authoritative literature comprising U.S. GAAP into a topical format that eliminates the current GAAP hierarchy. ASC 105 is not intended to change U.S. GAAP and will have no impact on the Company's consolidated financial position, results of operations or cash flows. However, since it completely supersedes existing standards, it will affect the way the Company references authoritative accounting pronouncements in its financial statements and other disclosure documents.

Fair Value Measurements

The authoritative guidance for fair value measurements defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or the most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Market participants are buyers and sellers in the principal market that are (i) independent, (ii) knowledgeable, (iii) able to transact, and (iv) willing to transact. The guidance describes a fair value hierarchy based on the levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value which are the following:

Level 1: Quoted prices in active markets for identical assets or liabilities.

NOTE 1 – Nature of Business and Summary of Significant Accounting Policies (Continued)

Fair Value Measurements (Continued)

Level 2: Inputs other that Level 1 that are observable, either directly or indirectly , such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active, or other inputs that are observable or corroborated by observable market data or substantially the full term of the assets or liabilities.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the value of the assets or liabilities.

The Company's financial instruments include cash and cash equivalents, receivable from clearing broker, securities owned and securities sold, not yet purchased, accounts payable and accrued expenses and payable to clearing broker. These items are determined to be a Level 1 fair value measurement.

The carrying amounts of cash and cash equivalents, receivable from clearing broker, securities owned and securities sold, not yet purchased, accounts payable and accrued expenses and payable to clearing broker approximate fair value because of the short maturity of these instruments. The recorded value of long-term subordinated debt approximates its fair value as the terms and rates approximate market rates.

NOTE 2 - Clearing Broker Receivables and Payables

Amounts receivable from and payable to clearing broker consist of the following:

	Receivable	Payable
Clearing broker deposits	$ 2,049,916	$ -
Receivable on trading settlements, net	244,268	-
Payable on securities positions, net	-	1,770,104
	$ 2,294,184	$ 1,770,104

NOTE 3 - Property and Equipment

Property and equipment consists of the following:

Furniture and Fixtures	$ 11,953
Computers and Office Equipment	61,891
	73,844
Less: Accumulated Depreciation	51,113
	$ 22,731

Depreciation expense for the year ended December 31, 2012 was $16,634.

NOTE 4 - Subordinated Borrowings – Related Party

Subordinated borrowings consist of the following:

1. Subordinated loan agreement with the Company's President and sole stockholder, in the amount of $1,000,000. The loan agreement calls for interest at 10% per annum and became effective December 31, 2007. The loan was extended in 2012 to mature December 31, 2014. Interest expense on the loan was $100,000 for the year ended December 31, 2012 and accrued interest payable was $0 at December 31, 2012.

   The loan has been approved by FINRA for inclusion in computing the Company's net capital pursuant to the Rule. Any subordinated debt can be repaid only if, after giving effect to such repayment, the Company meets the SEC's capital regulations governing withdrawal of subordinated debt.

2. Subordinated loan agreement with the Company's President and sole stockholder, in the amount of $600,000. The loan agreement calls for interest at 10% per annum and became effective December 29, 2006. The loan was extended in 2012 to mature December 29, 2014. Interest expense on the loan was $60,000 for the year ended December 31, 2012 and accrued interest payable was $0 at December 31, 2012.

   The loan has been approved by FINRA for inclusion in computing the Company's net capital pursuant to the Rule. Any subordinated debt can be repaid only if, after giving effect to such repayment, the Company meets the SEC's capital regulations governing withdrawal of subordinated debt.

NOTE 5 - Regulatory Requirements

The Company is subject to the Uniform Net Capital Rule ("the Rule") under the Securities Exchange Act of 1934. Under this Rule, the Company is required to maintain net capital, as defined, equal to the greater of $100,000 or $2,500 for each stock it posts a quote in that trades above $5 per share and $1,000 for each stock it posts a quote in that trades at $5 or less per share, up to $1,000,000 and a net capital ratio, as defined, of a maximum of 1500%. At December 31, 2012 the Company's net capital was $2,129,791, which exceeded its minimum net capital requirement by $1,129,791 and its net capital ratio was 4%.

NOTE 6 - Commitments and Contingencies

Lease Commitments

The Company leases its office space under a noncancellable operating lease that commenced July 7, 2010 and terminates August 31, 2015. The lease calls for payments of annual base rent plus real estate taxes and other occupancy costs. Approximate minimum annual rentals under this lease are as follows:

Year Ending December 31,	Amount
2013	$ 28,000
2014	29,000
2015	19,000
	$ 76,000

Rent expense under this lease for the year ended December 31, 2012 was approximately $31,000.

NOTE 7 - Profit Sharing Plan

The Company sponsors a defined contribution 401(k) profit sharing plan ("the Plan") that covers substantially all employees. Under the Plan, the Company may make a discretionary contribution determined by the Board of Directors. All employees are eligible to participate in the Plan, based on meeting certain age and term of employment requirements. Contributions for the year ended December 31, 2012 amounted to approximately $33,000.

NOTE 8 - Financial Instruments with Off-Balance Sheet Credit Risk

The Company maintains inventories in equity securities on both a long and short basis. While long inventory positions represent the Company's ownership of securities, short inventory positions represent obligations of the Company to deliver specified securities at a contracted price, which may differ from market prices prevailing at the time of completion of the transactions. Accordingly, both long and short inventory positions may result in losses or gains to the Company as market values of securities fluctuate. To mitigate the risk of losses, long and short positions are marked to market daily and are continuously monitored by the Company.

SUPPLEMENTAL SCHEDULES

SCHEDULE 1.

BILTMORE INTERNATIONAL CORPORATION
COMPUTATION OF NET CAPITAL UNDER S.E.C. RULE 15c3-1
DECEMBER 31, 2012

CREDIT ITEMS:			
Total stockholders' equity			$ 828,309
Subordinated liability			1,600,000
Total Credit Items			2,428,309
DEBIT ITEMS:			
Property and equipment - net		$ 22,731	
Other assets		7,218	
Total Debit Items			29,949
Net Capital Before Haircuts			2,398,360
Haircuts on Securities:			
Other securities	$ 268,569		
Total Haircuts			268,569
Net Capital			2,129,791
Less: Minimum net capital requirement			1,000,000
Remainder: Net capital in excess of all requirements			$ 1,129,791

Capital Ratio: (Maximum allowance 1500%)

Aggregate Indebtedness	$ 85,856	= 4%
Divided by: Net Capital	$2,129,791	

Aggregate Indebtedness:

Accounts payable and accrued expenses	$ 85,856

SCHEDULE 2.

BILTMORE INTERNATIONAL CORPORATION
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL
DECEMBER 31, 2012

Net capital - per Company's unaudited X-17A-5 Part II A Filing	$ 2,157,545
Adjustments:	
Increase in accounts payable and accrued expenses	(27,754)
Net capital - per report pursuant to Rule 17a-5(d)	$ 2,129,791

Wolinetz, Lafazan & Company, P.C.
Certified Public Accountants

5 North Village Avenue
Rockville Centre
New York 11570
516-536-0770
Fax: 516-536-5753
www.wolafcpa.com

To the Board of Directors and Stockholder
Biltmore International Corporation

In planning and performing our audit of the financial statements of Biltmore International Corporation ("the Company") as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission ("the SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wolinetz, Lafazan & Company, P.C.

WOLINETZ, LAFAZAN & COMPANY, P.C.

Rockville Centre, New York
February 26, 2013

Wolinetz, Lafazan & Company, P.C.

Certified Public Accountants

5 North Village Avenue
Rockville Centre
New York 11570
516-536-0770
Fax: 516-536-5753
www.wolafcpa.com

Independent Accountants' Report on Applying Agreed-Upon Procedures

The Board of Directors
Biltmore International Corporation
1090 King Georges Post Road
Suite 203
Edison, NJ 08837

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Biltmore International Corporation ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (trial balance) noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (trial balance) supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Wolinetz, Lafazan & Company, P.C.

WOLINETZ, LAFAZAN & COMPANY, P.C.

Rockville Centre, New York
February 26, 2013

BILTMORE INTERNATIONAL CORPORATION
SECURITIES INVESTOR PROTECTION CORPORATION
GENERAL ASSESSMENT RECONCILIATION
FOR THE YEAR ENDED DECEMBER 31, 2012
(See Independent Accountants' Report on Applying Agreed-Upon Procedures)

Total Revenue	$ 3,010,436
Less:	
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	151,013
Total Deductions	151,013
SIPC Net Operating Revenue	$ 2,859,423
General Assessment at .0025	$ 7,148
Less:	
Payment made with SIPC-6	5,204
Payment made with SIPC-7, February 26, 2013	$ 1,944